

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

Via Facsimile
Stephen J. Wiehe
President and Chief Executive Officer
SciQuest, Inc.
6501 Weston Parkway, Suite 200
Cary, NC 27513

> **Re:** **SciQuest, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Forms 8-K**
> **Filed on January 4, 2011, February 16, 2012, May 3, 2012 and August 2, 2012**
> **File No. 001-34875**

Dear Mr. Wiehe:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on January 4, 2011

1.   Your disclosure under Item 9.01 indicates that the required financial statements of AECsoft will be filed no later than 71 calendar days from the date of the report; however, the staff is unable to locate the Form 8-K where you provide the financial statements of AECsoft or the pro forma financial statements. Please advise us whether these financial statements were filed or tell us how you concluded that they were not required. Please see Item 9.01 of Form 8-K, Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. As part of your response, please provide us with the results of your significant subsidiary tests as described in Rule 1-02(w) of Regulation S-X.

Forms 8-K filed on February 16, 2012, May 3, 2012 and August 2, 2012

2.   We believe that the "Non-GAAP Consolidated Statements of Operations" appearing in the press releases included in your Forms 8-K filed on February 16, 2012, May 3, 2012 and August 2, 2012 convey undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant at (202) 551-3443 or Christine E. Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief